

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2012

Via E-mail
James Dore
Executive Vice President and Chief Financial Officer
Marlborough Software Development Holdings Inc.
500 Nickerson Road
Marlborough, MA 01752-4695

> **Re:** **Marlborough Software Development Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 22, 2011**
> **File No. 333-177915**

Dear Mr. Dore:

We have reviewed your amended registration statement and have the following comments. Unless otherwise noted, references to prior comments are to those in our letter dated December 8, 2011.

Prospectus Summary

The Distribution, page 3

1. We note your response to prior comment 2. Please provide us with your analysis as to how you determined to register the spin-off transaction. Tell us whether Bitstream has had any unusual grant activity under its option plans and provide us with your analysis as to whether the categories of persons who will receive the MSDH options include persons other than "employees" of Bitstream and MSDH as defined in General Instruction 1. of Form S-8. As you may use Form S-8 to issue options to employees of the parent <u>before</u> the spin-off occurs, provide us with your analysis as to whether the timing of your transaction, as proposed, meets this requirement.

Risk Factors

We incur significant costs…, page 11

2. Please revise your disclosure in response to prior comment 6 regarding the date by which you must comply with Regulation S-K Item 308(a) so that it is consistent with Instruction 1 to that Item.

The Distribution, page 15

3.   We note that you have deleted the discussion regarding the right of shareholders to receive cash in the event that the Adjusted Bitstream Option has an exercise price that is less than the per share merger consideration. It appears that you should restore this information. If this provision is no longer applicable, please tell us the circumstances regarding the removal of this provision.

Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 2010, page 25

4.   We note your response to prior comment 11 and the changes made to your pro forma Statement of Operations for the year ended December 31, 2010. Please confirm that the reference to note (E) is accurate as it would appear that this reference applies to the balance sheet.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements, page 26

5.   We note the disclosure added to footnote (D) in response to prior comment 10. Please provide further detail regarding your analysis to support your conclusion that there is no charge to record upon issuance of these options. In this regard, confirm whether there is any incremental value associated with the issuance of the Adjusted Bitstream Option and the New MSDH Option in exchange for the original Bitstream Option.

6.   Your previously filed registration statement included disclosure regarding the right to receive cash in the event that the Adjusted Bitstream Option has an exercise price that is less than the per share merger consideration. We note that disclosure has been removed from this amendment. Please confirm whether the potential for an option holder to receive cash exists and to the extent that it does, tell us who is responsible for paying such consideration and describe the associated accounting impact.

Business

Mobile Browsing Technology, page 33

7.   We note your response to prior comment 13. Please expand your disclosure on page 28 or elsewhere in your document to clarify, if true, that the number of BOLT installations may overestimate the number of users. Also disclose, consistent with your response, why these numbers differ.

Research and Development, page 35

8.   You mention in your response to prior comment 16 that Heidelberg is your OEM partner. In an appropriate place in your document, please describe the nature of your relationship with Heidelberg and describe and file all material agreements.

Liquidity and Capital Resources, page 52

9.   We note that on page 8 your revisions indicate that your cash will now be sufficient to fund operating costs until September 30, 2012. With a view to disclosure, please tell us the reason for this change.

Operating Leases, page 53

10.   Please disclose the term of your agreement with Net-Translators as well as the termination provisions.

Executive Compensation and Other Matters, page 61

11.   Please update your disclosure in this section to include information for the most recently completed fiscal year. Refer to Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Golden Parachute Compensation, page 66

12.   It appears that your disclosure regarding golden parachute compensation may be incomplete. In the paragraph above the table you refer to the "Equity" column. You also include a reference to footnote (1) in the table. Please tell us where this information appears in your disclosure or revise as necessary to provide complete information.

Certain Material U.S. Federal Income Tax Considerations, page 90

13.   Please complete the sentence beginning with "For purposes of this discussion…."

The Distribution, page 91

14.   We note your revisions in response to prior comment 27; however, your revised disclosure includes terms such as "generally" and "may." We therefore reissue our comment as it relates to your revised disclosure.

Exhibit 5.1

15.   Please submit a revised opinion reflecting the number of shares that you are registering.

16.   Refer to paragraph (7). Please note that it is inappropriate to assume that there are sufficient authorized shares. Submit a revised opinion. Refer to Section II.B.3. of Staff Legal Bulletin 19, available on our website.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Blake Hornick, Esq.
        Seyfarth Shaw LLP